Mail Stop 6010

June 29, 2006

Mr. Andrew Liu
Chief Executive Officer and Chairman
Alco, Inc.
Suite 501, Bank of America Tower
12 Harcourt Road, Central
Hong Kong

**Re:    Alco, Inc.**
         **Registration Statement on Form SB-2**
         **File No. 333-134736**

Dear Mr. Liu:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General

   1.  Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

   2.  Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

Cover Page, page 3

4. You define and/or capitalize some terms which are being used for their common meaning or which are the only ones relevant to this document. For example, you define and capitalize:

- Prospectus
- Company
- Share Exchange Agreement
- Al Marine
- Common Stock

Because you are using these terms for their common meanings you can eliminate the parenthetical definitions and/or initial capital letters and simply use the uncapitalized terms without causing any confusion.

5. Please clearly state that you have in your sole discretion the ability to terminate the offering at any time and can terminate even if you have only sold a limited number of shares.

Summary, page 5

6. Please briefly describe the operating activities of ALCO, including when you started the activities and the activities for which you derive commissions and other revenues, as set forth in your risk factor on page 7 entitled "ALCO does not control the premiums on which its commissions are based . . . ." Additionally, please note the disclosure you provide in this summary section should not be word for word repetitious disclosure you put in your Business section. Rather, it should provide a brief overview of your company and activities. However, we do not believe your summary disclosure is clear in its present form as it is unclear from your disclosure what specific activities you currently conduct and how you derive your revenue.

7. Please briefly describe the operating activities of the affiliated companies of AL Marine.

Risk Factors, page 7

8. Please include a risk factor that addresses an investor's ability to enforce a service of process or to enforce liabilities against you or your directors and officer as you, your officers and directors appear to be based in Hong Kong or China.

9.  You indicate on page 12 in your Use of Proceeds section that you reserve the right to change the use of proceeds from what you have provided in the table.  Please consider adding a risk factor that discusses the risks and consequences stemming from your sole discretion to change how you allocate the use of proceeds, namely that none of the funds may be used to expand your operations.

<u>"ALCO does not control the premiums on which its commissions are based . . . .," page 7</u>

10. Please briefly indicate what type of insurance companies you provide brokerage and consulting services for. For example, we note your disclosure in the Business section that you specialize in providing brokerage services to companies who provide marine insurance policies.

11. Please explain why the premiums are cyclical in nature and could vary widely based on market conditions. Please elaborate what market conditions you are referring to.

12. If you provide brokerage and consulting services to any one individual or group, please identify that individual or group and indicate what percentage of your revenue comes from that individual or  group.  Additionally, if you have an agreement with such individuals or groups, please file that agreement and provide the material terms of the agreement in your Business section.

13. Please indicate if your operations have been impacted in a material way by reductions of commissions. If so, please describe how it impacted your operations and when such impact occurred.

<u>"ALCO is subject to insurance industry regulation worldwide.  If it fails to comply . . . .," page 7</u>

14. Please identify the countries in which you conduct business, if the amount of business you do in that country is material.

15. Please indicate if you, your subsidiaries or predecessor have ever been subject to any disciplinary action for failure to comply with any regulations.

16. Please briefly describe the changes in legislation or regulations and actions by regulators that you are referring to which could impact your operations in a material way. Please provide a more detailed description in your Business section.

<u>"ALCO's business, results of operations, financial condition or liquidity . . . .," page 7</u>

17. Please revise the second sentence of this risk factor as it is unclear what you are trying to say.

18. Please briefly describe the provisions that you have established to cover potential legal proceedings for the past three fiscal years or since you started your activities in the insurance industry; whether those provisions have been adequate; and whether you have made any adjustments to those provisions because of deficiencies.

19. You indicate that you adjust the provisions from time to time according to developments. Please give examples of when you needed to make adjustments and by how much, if such amount was material.

20. Please disclose the coverage amount of your professional indemnity insurance and if the cost to maintain this insurance is material, the cost of the actual insurance.

21. Please explain what you mean by self-insured deductibles and how it specifically relates to errors and omission claims.

22. Please explain what you mean by "other proceedings."

23. You indicate on page 20 of your document that brokers do not provide policies but only find policies for clients. In that regard, please better explain how you or your subsidiaries can be implicated in lawsuits involving handling of insurance claims, etc.  Please provide examples to illustrate the points.

"Competition in the industry is intense.  If ALCO is unable to compete effectively . . . .," page 8

24. You indicate that you face competition in "all fields" in which you operate. Please revise this risk factor to clarify specifically what "all fields" means.

25. Please identify your major competitors or if there are too many to name, provide an estimate of the number of competitors in your industry.

26. You state that there is a continuing reduction in demand in "some classes of business." Please clarify which classes of businesses are on the decline.

"The loss of any member of ALCO's senior management or a significant number  . . . .," page 8

27. Please indicate if you have any employment agreements with Andrew Liu or John Liu? If yes, please disclose the expiration date of the agreements. Additionally, please file the agreements as exhibits and provide the material terms of those agreement in an appropriate section of your document.

"ALCO's significant non-US operations, particularly those in the Hong Kong and . . . .," page 8

28. You state that a "significant portion" of your business is conducted in Hong Kong and China. Please quantify how much of your business is done in Hong Kong and China, respectively.

29. If exchange rate fluctuations have materially impacted your business in the past, please describe how the exchange rate fluctuation impacted your business and also indicate when such impact occurred.

30. Please note that each risk factor should contain discussion related to only one risk and the consequences stemming from that particular risk. In that regard, the second sentence of this risk factor that begins "Accordingly, ALCO is subject to legal, economic and market risks associated with operating in foreign countries, including . . . ." appears to contain many risks that should be discussed in separate risk factors. For example, you indicate that you are subject to limitations on conversion of foreign currencies into Hong Kong dollars or dollars or remittance of dividends and other payments by foreign subsidiaries. Please briefly indicate what limitations you are referring to, and in your Business section describe the regulations that limit the conversion of foreign currencies. Please also describe how such limitations have impacted your operations, if the impact was material. Please revise this risk factor to include each of the factors listed in the second sentence of this risk factor as separate risk factors. If you do not believe separate risk factors are warranted, please provide us with a detailed explanation as to why separate discussions of the risk factors are warranted.

31. Additionally, in your risk factor discussions, please clarify what you mean by the following:

- "other payments" by foreign subsidiaries
- "certain foreign countries"
- "other restrictions" by foreign governments
- "wide variety" of foreign laws.

32. You indicate that outside Hong Kong, ALCO predominately generates revenue and expenses in the local currency. Which localities are you referring to?

"International operations subject ALCO to other significant risks," page 9

33. Please revise this risk header to explain the consequences of having international operations.

34. As previously noted, each risk factor should discuss one risk and the consequences stemming from it. In that regard, it appears each of the factors you list in the second paragraph of this risk factor warrant separate discussion. Please revise your disclosure

accordingly. If you do not believe separate discussions are warranted, please provide us with a detailed explanation as to why no separate discussion is needed.

"ALCO has the right to terminate this offering at any time, even if only a limited . . . .," page 9

35. Please revise your header to include a consequence from your ability to terminate the offering at any time, including the fact that you would limit the amount of proceeds raised from the offering.

"Resale of ALCO's shares may be difficult because there is no current market . . . .," page 10

36. Please disclose, if true, that at present you do not have any applications to list or trade before any exchange or electronic bulletin board.

"Persons who purchase shares in this offering will suffer an immediate substantial . . . .," page 10

37. Please delete the last sentence of this risk factor as it appears to be redundant.

"If a trading market develops for ALCO's common stock, it is likely to be subject . . . .," page 10

38. Please disclose if true, that at present you do not have any applications to list or trade before any exchange or electronic bulletin board.

"ALCO's management controls sufficient shares of its common stock to exercise . . . .," page 11

39. Please revise this risk factor header to indicate what percentage your management holds of your voting stock as well as what you expect they will hold after the offering. Please also revise your risk factor heading and discussion to indicate that your management controls and will continue to control the election of directors.

Dilution, page 12

40. Please indicate at what price your officers, directors and other current shareholders received their shares and how many shares were acquired at that particular price.

Description of Securities, page 17

41. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

Certain Relationships and Related Transactions, page 19

42. In your Liquidity and Capital Resources section, you disclose that cash used in financing activities included, among other things, repayment of a shareholders' loan and repayment from a director's loan and overdraft from bank. It is unclear if you paid on behalf of the shareholder and director or if you repaid the loans that you borrowed from the shareholder and director, respectively. Please clarify what you mean in your Liquidity and Capital Resource section as well as in this section. Additionally, if you paid the loans on behalf of those individuals, please disclose that information in this section, including the identities of the shareholder and director for whom you paid the loans; how much you paid; and the reasons you paid for the loan. Please indicate if the shareholder and director have entered into any agreement to repay you and the terms of that agreement. If you have any formal agreements, you should also file them as exhibits to your registration statement. If you borrowed from the shareholder and director, respectively, please disclose the original amount borrowed, date you obtained the loans, any applicable interest rates and any balance remaining under the loans.

43. The discussion under this subheading currently refers to prospective acquisitions; however Item 404 of Regulation S-B has a two and five year "look back" requirement. Please revise or advise.

Description of Business, page 19

44. Please expand your description of the share exchange agreement where you acquired all the outstanding stock of AL Marine in December 2005 to include the following information:

- the steps that led to the acquisition;
- the reasons for the acquisition;
- the total consideration you paid to acquire the company;
- whether the negotiations were conducted on an "arms-length" basis; and
- the specific assets and liabilities you acquired as a result of the acquisition.

Principal Products and Services, page 20

45. Please indicate what percentage of your business is derived from each of your subsidiaries and their particular services in the beginning part of your Business section so that your investors may better understand the structure of your company and the importance of each subsidiary.

46. Please indicate if you have any agreements with Marisk Limited. If so, please file the agreement and provide the material terms of the agreement in your document. Additionally, as it appears you substantially rely on the business generated by Marisk,

please consider adding a risk factor that discusses your reliance on this third party and the consequences to you if such relationship terminated.  To the extent, it would be difficult to replace Navigators Insurance Brokers, you should include your reliance on Navigators in that risk factor discussion as well.

47. Please briefly explain what it means to be accepted into the Confederation of Insurance Brokers. Please also explain what penalties and consequences, if any, this confederation may impose on its members.

48. Please expand the discussion to provide additional information concerning the insurance companies with which you place insurance.  For example, with how many different insurance companies do you place insurance?  Do you place policies with only a few insurance companies?  If so, please describe the extent to which you may be dependent upon such companies and identify them.

Strike Club, page 20

49. Please expand the discussion to provide additional background and identifying information concerning the Strike Club.

50. Please expand the discussion to indicate the extent to which your clients may have made claims for strike related damages or compensation and the extent to which compensation was received from the Strike Club.

51. We note the agreement with the Strike Club expired in 2004.  Please expand the discussion to indicate the extent to which the agreement may have been extended or disclose the fact the agreement may be terminated at any time and, if true, without cause.

Strike Club, page 20
EduShipAsia, Ltd, page 20

52. Please revise your disclosure relating to each of the agreements involving the Strike Club and EduShipAsia, Ltd to include following information for each, as applicable:

- All material rights and obligations of the parties to the agreement;
- Payments received/made to date;
- Additional aggregate potential payments;
- Any revenue sharing arrangements; and
- Expiration date and termination provisions.

53. Please provide us with third party documentation supporting the following statements:

- "ICS is an internationally recognized professional body representing shipbrokers, managers, and agents throughout the world.  ICS has approximately 3,500 members in over 60 countries."
- "As the Chinese shipping industry continues to grow and further integrates with the global market, an increasing demand for shipping professionals of high standards with globally recognized qualifications is expected.
- "The job market in China is competitive for new graduates and being certified by ICS is seen as an advantage."
- "ICS is the only internationally recognized professional and vocational qualification in the shipping industry."
- "AL Marine is one of the few insurance providers that specialize in the marine insurance business."

## EduShipAsia, Ltd., page 20

54. Please indicate if you have already established the distant learning center in Shanghai and if so, how long it has been operating. Please also indicate who was or is responsible for costs related to the initial set up and maintaining the school.

55. Please identify what limited assets EduShip Asia has currently and what operations it has conducted to date. To the extent possible, please quantify your information.

## CSC Group, page 21

56. Please provide us with third party documentation that CSC Group is the third largest state-owned shipping group in China.

57. Please indicate if Chang has any agreements with CSC Group. If so, please file the agreement and describe the material terms of that agreement in this section, including payments it has received to date from the CSC group and when the agreement expires.

## Customers and Marketing, page 23

58. You indicate that you have a customer retention rate of over 90%. Please indicate how long you have maintained this percentage, and if you expect to continue to maintain the same percentage amount. Please include your reasons of why or why not.

## Employees, page 23

59. Please disclose the status of your relations with your employees.

Property and Facilities, page 23

60. We note that your leases are expected to expire in December of 2006. Please indicate if
you intend to renew the agreements or seek facilities elsewhere. If you are seeking
facilities elsewhere, please indicate where and the status of any agreements you might
enter into.

Management's Discussion and Analysis, page 24

61. Please address the topics required by Item 303 of Regulation S-B, including the
Company's plan of operation for the next twelve months, whether it will need to raise
additional funds in the next twelve months, expected significant infrastructure changes
during this period (e.g. increase in number of employees and plant start up) and a
discussion of off-balance sheet arrangements that are reasonably likely to have a current
or future effect on the Company's financial condition, revenues, results of operations,
liquidity, capital expenditures that is material to investors or state that none exist.

Results of Operations, page 24
Fiscal Year Ended December 31, 2005 as Compared to Fiscal Year Ended December 31, 2004
Revenue, page 24

62. Please indicate in what area you experienced growth in your customer base.
Additionally, include which market share you experienced growth. Was it in Hong Kong,
China, South Korea or elsewhere?  Please provide similar information for your disclosure
in your section entitled "Three Month Period Ended March 31, 2006 Compared to Three
Month Period Ended March 31, 2005."

Income before tax and minority interest, page 25

63. Please indicate what areas of expenses decreased and how expenses decreased in light of
your total business increasing.

Liquidity and Capital Resources, page 25

64. Please expand the discussion to describe any material commitments for capital
expenditures and the expected sources of funds for such expenditures.

65. Please explain what the term "Group" refers to. If it refers to you and your subsidiaries,
please revise to so indicate.

Policy Cancellation Reserve, page 27

66. Please expand your disclosure to include your critical accounting policy for the estimate
of your Policy Cancellation Reserve to explain the judgments and uncertainties

surrounding this estimate and the potential impact on your financial statements. Please add disclosure here to describe the significant assumptions underlying this estimate. Disclose how accurate they have been in the past, how much they have changed in the past, whether they are reasonably likely to change in the future, and, if so, whether any reasonably likely change would be material. In so doing, please include a roll-forward table of the amount of your policy cancellation reserve for each period presented that shows the following: 1) beginning balance, 2) current provision related to factors in current period, 3) current provision related to factors occurring in prior periods 4) ending balance. If you are unable to provide the above-noted rollforward, please quantify the amount of changes in estimates in subsequent periods or explicitly state that no material revisions were recognized, if true.

## Accounts Receivable

67. You have identified the valuation of "Commissions receivable" and the related allowance for doubtful accounts as a significant estimate in note 2. Please add disclosure here to describe the significant assumptions underlying this estimate. Disclose how accurate they have been in the past, how much they have changed in the past, whether they are reasonably likely to change in the future, and, if so, whether any reasonably likely change would be material. In so doing, please include a roll-forward table of the amount of your allowance for doubtful accounts for each period presented that shows the following: 1) beginning balance, 2) current provision related to factors in current period, 3) current provision related to factors occurring in prior periods 4) ending balance. If you are unable to provide the above-noted rollforward, please quantify the amount of changes in estimates in subsequent periods or explicitly state that no material revisions were recognized, if true.

## Market for Common Stock and Related Stockholder Matters, page 27

68. You indicate that holders of 215,000 shares of your common stock may be eligible to resell shares of your common stock pursuant to an effective registration statement. Please indicate if you intend or are obligated to register these shares in a registration statement in the near future. If so, please indicate the approximate time frame of when you intend to file this registration statement.

## Executive Compensation, page 29

69. Please explain what the Mandatory Provident Fund is, including who is eligible to participate in it.

Consolidated Financial Statements – December 31, 2005, page 46
Consolidated Statements of Changes in Shareholders' Equity (Deficiency), page 52

70. Please explain to us how the "Common stock issued for acquisition of AL Marine Holdings (BVI), Ltd. Reverse merger" resulted in an increase in "Retained Earnings (Deficit)." AL Marine's (the accounting acquirer) beginning balances should start at the top of the statement. Also explain to us how an issuance of 100,000 shares of common stock in FY 2005 should be classified in FY 2004.

Notes to Financial Statements, page 53
Note 1 – Description of Business, page 53

71. You state that the accounting acquirer is "Alco." Please clarify if true that Alco is AL Marine.

Note 2 – Significant Accounting Policies, page 54
Basis of Presentation, page 54
Accounts Payable and Claims Payable, page 57

72. Based on this disclosure here, it appears that the portion of your cash and cash equivalents held in this fiduciary capacity is restricted. Please revise your disclosure to clearly identify the amounts included in cash and cash equivalents that are restricted to make these payments. Also please clarify your policy as it relates to when you record the premium receivable from the insured and the corresponding premium payable within your financial statements.

Recent Accounting Pronouncements

73. Please add a discussion of any recent accounting pronouncements that may effect your financial statements. Refer to SAB 74.

Note 10 – Compensation Expenses, page 62

74. Please revise your management's discussion and analysis to better discuss the implications of changing from the compensating officers and directors through dividends and your current practice. Include a discussion of how you expect compensation expense to change on a go forward basis to compensate for this change in policy.

Signature Page

75. Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the

signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

Exhibit 23

76. Please provide a consent from Child, Sullivan & Company for its report on the FY 2004 financial statements.

Securities Exchange of 1934 Filings

77. In all future filings required under the Securities Exchange Act of 1934, please comply with the comments set forth above as applicable.

\*       \*       \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Peklenk at (202) 551-3661 or James Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:    Gary S. Joiner, Esq.
       Frascona, Joiner, Goodman & Greenstein, P.C.
       4750 Table Mesa Drive
       Boulder, CO  80305